

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 25, 2008

Via U.S. Mail

Mr. M. Frank Russell, Esq., General Counsel
TXCO Resources Inc.
777 E. Sonterra Blvd., Suite 350
San Antonio, Texas 78258

   Re: TXCO Resources Inc.
     Amendment No. 2 to Form S-3
     Filed July 14, 2008
     File No. 333-150107

Dear Mr. Russell:

   We have reviewed you response letter dated July 14, 2008, and the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-3</u>

<u>General</u>

1. Please update the disclosure throughout the registration statement to reflect any material recent events. In this regard, we note that although you announced in a Form 8-K filed on June 30, 2008, that Gary Grinsfelder had become your new president, the signature page refers to James E. Sigmon as your president. Also file as an exhibit Mr. Grinsfelder's amended change in control agreement.

2.   We note your responses to prior comments 2 and 3. Please include enhanced tabular and textual disclosure to further clarify how these options operate.

3.   To the extent that the amounts payable to you or CVI due to the spread options are not subject to any ceilings, make this readily apparent in your disclosure. In your enhanced tabular disclosure, also make clear those points at which the spread options stop providing a benefit to the particular party.

4.   Clarify what would happen if CVI sells either its convertible preferred stock or the spread options, but not both. Make clear that those exercising the options may do so independently of whether the convertible preferred stock has been or would be converted.

5.   Describe in further detail the "European" option concept you reference at page 19, and make clear as a practical matter what must be done to exercise the applicable options in each case. We note that the options expire on a phased 30 or 10 day schedule.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg
        C. Moncada-Terry

        Via Facsimile
        Daryl Lansdale, Jr., Esq.
        (210) 270-7205